Exhibit 99.1

23 July 2018
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Midatech Pharma US announces Co-Promotion Agreement with Bausch Health Companies Inc. for the Exclusive Right to Promote NeutraSal® to the Oncology Market in United States

-          NeutraSal indicated for Xerostomia, a highly prevalent cancer treatment side effect

-           Midatech anticipates commencing promotional activities in August

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces that its US subsidiary, Midatech Pharma US Inc., has signed a co-promotion agreement with an affiliate of Bausch Health Companies Inc. (“Bausch Health”) that provides Midatech with the exclusive rights to promote Bausch Health’s supersaturated calcium product NeutraSal® in the oncology market in the United States.  In exchange for its promotional efforts, Midatech will receive a percentage of the net sales of NeutraSal resulting from prescriptions generated at oncology practices throughout the U.S. The financial terms of the agreement are undisclosed.

NeutraSal is a prescription product indicated for dryness of the oral mucosa due to the use of drugs that supress salivary secretion (xerostomia), which includes certain cancer therapeutic agents and radiation oncology treatments.  Midatech will promote NeutraSal with its nationwide specialty oncology sales force, whose efforts are focused on promoting oncology supportive care therapies.

Xerostomia is a common side effect for cancer patients and affects approximately 40% of all cancer patients treated in annually in the United States.

Midatech Pharma US Inc. President, David R. Benharris stated, “NeutraSal provides oncology professionals with an effective therapeutic for patients suffering from Xerostomia, which can be a painful and debilitating side effect of certain cancer therapies.  Midatech’s portfolio of oncology supportive care products creates synergies which are recognized by oncology practices and realized by cancer patients, providing consistent access to busy oncology offices. The addition of NeutraSal to our portfolio appreciably enhances our offering of effective treatment options to provide continuity of care for patients suffering from the side effects of cancer therapies.”

Midatech expects to begin promotion of NeutraSal in August.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
+44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Emma Earl / Ryan McCarthy
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Nicholas Brown / Angela Gray
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group's US commercial operation, with four cancer supportive care products and two further co-promoted products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, the ability of Midatech Pharma US to successfully promote NeutraSal and the timelines associated with such promotion. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.